Exhibit 99.1

ESSA Pharma Board of Directors Approves Stock Option Plan, RSU Plan and Option Grants

VANCOUVER and HOUSTON, Oct. 7, 2019 /CNW/ - ESSA Pharma Inc. ("ESSA" or the "Company") (TSX-V: EPI, NASDAQ: EPIX), a pharmaceutical company focused on developing novel therapies for the treatment of prostate cancer, hereby announces that, pursuant to the Company's existing stock option plan (the "Existing Option Plan"), it has granted incentive stock options ("Options") to certain directors, officers, employees and consultants of the Company to purchase up to an aggregate of 1,441,530 common shares in the capital of the Company (the "Common Shares"). A total of 1,186,530 of such Options will vest in 48 equal monthly installments, with the first installment vesting on the one-month anniversary of the grant date. A total of 255,000 of the options granted to Directors vest in 12 monthly installments, with the first installment vesting on the one-month anniversary of the grant date. The Options are exercisable on or before October 4, 2029 at the price of US$3.23 per Common share and are granted in accordance with the polices of the TSX Venture Exchange (the "TSXV") and the terms and conditions of the Existing Option Plan.

The Company hereby further announces that on October 4, 2019 the board of directors of the Company ("Board") passed a resolution, subject to shareholder approval, amending and restating the Existing Option Plan (the "Amended Option Plan") and amending and restating the Company's existing restricted share unit plan (the "Amended RSU Plan"), pursuant to which, amongst other things, the fixed maximum number of Common Shares available for issuance upon the exercise of Options or restricted share units ("RSUs") under the Amended Option Plan and the Amended RSU Plan, respectively, was increased to a maximum of 6,251,469 Common Shares. The Amended Option Plan and Amended RSU Plan both remain subject to shareholder approval, in accordance with the policies of the TSXV.

The Amended Option Plan provides the Company with a share-related mechanism to attract, retain and motivate qualified directors, officers, employees and consultants, and to reward such of those directors, officers, employees and consultants as may be awarded Options under the Amended Option Plan by the Board from time to time for their contributions toward creating shareholder value through achievement of the short and long term goals of the Company. The Amended RSU Plan provides a vehicle by which equity-based incentives may be awarded to the employees, consultants, directors and officers of the Company, to recognize and reward their significant contributions to the long-term success of the Company including to align the employees', consultants' directors' and officers' interests more closely with the shareholders of the Company. Pursuant to the Amended RSU Plan, the Board, through the Company's Compensation Committee, may grant RSUs as an incentive payment to eligible persons. The Board intends to use RSUs issued under the Amended RSU Plan, as well as Options issued under the Amended Option Plan as part of the Company's overall executive compensation plan.

The Company is also announcing that the Board has, following the adoption of the Amended Option Plan, approved the additional grant of an aggregate of 2,551,470 Options (the "New Plan Options") to certain employees of the Company, under the Amended Option Plan. Such New Plan Options will vest in 48 equal monthly installments, with the first installment vesting on the one-month anniversary of the grant date, in accordance with the polices of the TSXV and the terms and conditions of the Amended Option Plan.

The New Plan Options have been reserved for issuance pursuant to the Amended Option Plan and are subject to, and cannot be exercised by their respective holders until, the Company's shareholders ratify the Amended Option Plan, the TSXV approves the grants thereof, and the Company's shareholders approve such grants by way of disinterested shareholder approval in accordance with the policies of the TSXV, at a duly constituted meeting of shareholders.

Following the aforementioned grants of Options and New Plan Options, the Company has a total of 5,086,500 Options outstanding, representing approximately 15.5% of the outstanding Common Shares. An aggregate of 1,164,969 Options and/or RSUs remain outstanding for future issuance under the Amended Option Plan and Amended RSU Plan, respectively.

Further details regarding the grant of the Options, the Amended Option Plan, the Amended RSU Plan, and grant of the New Plan Options will be included in the management information circular of the Company that will be made available to shareholders in connection with the annual meeting of shareholders of the Company.

The Option and New Plan Option grants referenced in this press release include grants to certain related parties (as such term is defined under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101")), including directors and senior officers of the Company. Such Option and New Plan Option grants constitute a related party transaction under MI 61-101. These transactions are exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 pursuant to sections 5.5(a) and 5.7(1)(a) of MI 61-101 as neither the fair market value of any securities issued to nor the consideration paid by such persons exceed 25.0% of the Company's market capitalization.

About ESSA Pharma Inc.

ESSA is a pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castration-resistant prostate cancer ("CRPC") in patients whose disease is progressing despite treatment with current therapies. ESSA's proprietary "aniten" compounds bind to the N-terminal domain of the androgen receptor ("AR"), inhibiting AR driven transcription and the AR signaling pathway in a unique manner which bypasses the drug resistance mechanisms associated with current anti-androgens. The Company is currently progressing IND-enabling studies and expects to file an IND with the FDA for EPI-7386 in the first calendar quarter of 2020. For more information, please visit www.essapharma.com or follow us on Twitter under @ESSAPharma.

About Prostate Cancer

Prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2018). Adenocarcinoma of the prostate is dependent on androgen for tumor progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumors are often initially sensitive to medical or surgical therapies that decrease levels of testosterone, disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease, metastatic CPRC ("mCRPC"), and most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years. Despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those who have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo animal studies, ESSA's novel approach to blocking the androgen pathway has been shown to be effective in blocking tumor growth when current therapies are no longer effective.

Forward-Looking Statement Disclaimer

This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", "potential", "promising", "refocus", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements about the Amended Option Plan and the Amended RSU Plan, grants of Options and New Plan Options under the Existing Option Plan and the Amended Option Plan, respectively, the receipt of shareholder approval and other required approvals for the Amended Option Plan, Amended RSU Plan and the New Plan Options, and the Company's management information circular and the meeting of shareholders.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA's financial projections; (ii) obtaining positive results of clinical trials; (iii) obtaining necessary regulatory approvals; and (iv) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA's Annual Report on Form 20-F dated December 13, 2018 under the heading "Risk Factors", a copy of which is available on ESSA's profile on the SEDAR website at www.sedar.com, ESSA's profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA's SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

Neither the TSXV nor its Regulation Service Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE ESSA Pharma Inc

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%CIK: 0001633932

For further information: Company Contact: David S. Wood, Chief Financial Officer, ESSA Pharma Inc., Contact: (778) 331-0962; Investor Relations Contact: Alan Lada, Vice President, Solebury Trout, Contact: (617) 221-8006

CO: ESSA Pharma Inc

CNW 14:04e 07-OCT-19